FILE NO. 333-274071
CIK #1973983

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

Amendment No. 1 to the

Registration Statement

on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 68
B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC
C.	Complete address of Depositor's principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, New York 10577

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP Attention: Thomas S. Harman, Esq. 1111 Pennsylvania Avenue NW Washington, DC 20004-2541	MORGAN STANLEY SMITH BARNEY LLC Attention: Michael B. Weiner, Esq. 2000 Westchester Avenue Purchase, New York 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest
F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

☒  Check box if it is proposed that this filing will become effective immediately upon filing on October 10, 2023, pursuant to Rule 487.

Quality Dividend Strategy, Series 10

Growth at a Reasonable Price Strategy, Series 6

UNIT INVESTMENT TRUSTS

Morgan Stanley Portfolios, Series 68 consists of the two separate unit investment trusts named above (the "Trusts"). Each Trust invests in a portfolio of common stocks identified by investment professionals from the Morgan Stanley Wealth Management Global Investment Office.

Please refer to each Trust's applicable Investment Summary—Investment Concept and Selection Process section for a description of its strategy.

Prospectus dated October 10, 2023

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Quality Dividend Strategy, Series 10

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Quality Dividend Strategy, Series 10 (the "Trust") is right for you. More detailed information can be found later in this Prospectus.

Investment Objective

The objective of the Trust is to provide a high level of dividend income along with capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of common stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in common stocks of companies and real estate investment trusts that Morgan Stanley Wealth Management Global Investment Office ("MSWM GIO") believes have high current dividend yields, as well as certain fundamental valuation, quality, growth and price characteristics, as of October 5, 2023 (the "Selection Date"). At least 80% of the Trust's assets consist of common stocks with a positive dividend yield, as defined below.

To make its selections, MSWM GIO utilized a proprietary scoring system, which includes the various bulleted factors listed immediately below, that seeks to provide a quantitative methodology to identify common stocks with strong fundamental characteristics. MSWM GIO is a unit of Morgan Stanley Wealth Management that produces a range of investment strategy guidance and analysis to help financial advisors build their practices and manage their clients' portfolios. The selection universe is comprised of the large-cap (common stocks in the top 80% of market capitalization) value segment of the U.S. equity market (the "Selection Universe"). The Selection Universe consists of U.S. publicly traded companies and publicly traded real estate investment trusts, and accordingly, the Trust's portfolio will also consist of common stocks of issuers with such structures. MSWM GIO applied the above methodology to each sector, as defined by the Global Industry Classification Standard ("GICS"), of the Selection Universe with the goal of ranking every common stock in each GICS sector using factors that include:

•  dividend yield, which is the indicated dividend yield for each common stock as of the Selection Date;

•  dividend growth, which is the three-year annualized growth rate of a common stock's dividend levels;

•  estimated excess return, which is the estimated market-relative forward 12-month total return based on MSWM GIO's proprietary Tactical Equity Framework, which is a separate factor-based tool that seeks to identify common stocks that may outperform using factors such as growth, momentum, quality and value;

•  free cash flow yield, which is the ratio of free cash flow to price over the last 12 months;

•  estimated long-term growth, which is the median long-term earnings growth forecast for each common stock;

•  estimated near-term value, which is estimated by the Tactical Equity Framework based on financial metrics related to a common stock's value, including price/trailing earnings, price/forward earnings and Enterprise Value/EBITDA*;

•  quality, which is estimated by the Tactical Equity Framework based on financial metrics related to quality, including stability in earnings revisions, stability in return on equity and changes to net current accruals; and

•  return on equity, which is the trailing year of reported earnings to common equity divided by the average of the most recent reported shareholders' equity and the reported shareholders' equity from the prior year.

MSWM GIO then selected the top-scoring 20% of the common stocks in each GICS sector, subject to a number of constraints on portfolio construction as of the Selection Date. Such constraints include:

•  eliminating any common stocks that have reduced dividends over the past three years;

*  Enterprise Value equals market capitalization plus the sum of debt and preferred stock minus cash and cash equivalents. EBITDA represents earnings before interest, taxes, depreciation and amortization.

•  ensuring the portfolio has a weighted average dividend yield of no less than 1.30 times that of the Selection Universe;

•  requiring that the portfolio has no less than 50 and no more than 75 common stocks;

•  choosing individual portfolio allocations not less than 0.50% and no greater than 4.00% to avoid de-minimis position sizes and undue concentration, respectively;

•  ensuring that the portfolio's exposure to any GICS sector, is within ±5% of its corresponding weight in the Selection Universe;

•  ensuring that the portfolio's anticipated volatility level is not predicted to exceed the anticipated volatility level of the broader stock market as a whole by a degree greater than that set by MSWM GIO as of the Selection Date; and

•  ensuring that the portfolio's anticipated tracking error is not predicted to deviate more than 5% from that of the Selection Universe.

MSWM GIO believes that the resulting portfolio of common stocks has the potential to generate an attractive dividend yield along with relative and total returns competitive with those anticipated for the Selection Universe through varied market environments. The foregoing view expressed by MSWM GIO is anticipated and may not come to pass, and further, does not reflect a primary or secondary objective of the Trust.

MSWM GIO shared its list of identified common stocks with Morgan Stanley Smith Barney LLC, the Trust's Sponsor, for potential inclusion in the Trust's portfolio, however, MSWM GIO does not supply services to the Trust. The Sponsor intended to include each of the common stocks identified by MSWM GIO in the Trust's portfolio with the exception of any common stocks of companies subject to any regulatory, tax, or trading-related restrictions of the Sponsor (see Description of the Trusts—The Portfolios). As a result of this process, the Trust invests in all of the common stocks that were identified by MSWM GIO, with the resulting portfolio investing significantly in the common stocks of consumer product companies, financial companies, health care companies, industrial companies, information technology companies and real estate investment trusts (see Risk Factors). After the Initial Date of Deposit, the Trust will continue to purchase (subject to any restrictions described under Description of the Trusts—Structure and Offering) or hold common stocks, notwithstanding the fact that MSWM GIO, or any affiliate, may revise its opinion with respect to any individual common stock. In particular, any subsequent creation of a similar type of list of securities or an update by MSWM GIO regarding the common stocks held by the Trust will not affect the composition of the Trust. Furthermore, although MSWM GIO identified the common stocks based upon a 12-month outlook, the Trust has a maximum duration of 15 months and does not intend to change its composition prior to termination.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units may increase or decrease depending on the value of the common stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the issuers and general economic conditions.

The Trust consists of common stocks. If you invest in the Trust, you should understand the potential risks generally associated with common stocks, which include, but are not limited to:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  Geopolitical and other events, including but not limited to war, terrorism, economic uncertainty, trade disputes, extreme weather and climate-related events, instability in the global financial system, public health crises and spread of infectious illness have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on the Trust and its investments. Such events include the ongoing global coronavirus pandemic, Russia's continued military actions against Ukraine, shifts in the banking sector, and Hamas' attack against Israel and the ensuing conflict, which have adversely impacted business activity and the economy on a global scale. It is possible and, indeed, likely that some or all of these global events will persist for the duration of the Trust.

•  The stock market is also subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

The Trust's portfolio invests significantly in the common stocks of consumer products companies, financial companies, health care companies, industrial companies, information technology companies and real estate investment trusts. Please also refer to the "Risk Factors" section for a complete discussion of the corresponding risks. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant common stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The Trust's portfolio contains securities (common stocks) issued by 65 issuers, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy or are no longer viewed favorably by MSWM GIO. Further, there is no assurance that MSWM GIO's overall thesis will be correct or that any individual common stock selected will benefit in the manner anticipated by MSWM GIO.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). The Public Offering Price is based upon the net asset value of the Trust, the latter of which is calculated by:

•  Adding the combined market value of the securities in the Trust to any other assets held, including but not limited to cash, dividends receivable on securities trading ex-dividend, and

•  Subtracting therefrom all liabilities of the Trust, which include, among others, any accrued fees and expenses of the Trust, taxes and undistributed income or capital.

The Public Offering Price per unit is calculated by dividing the net asset value of the Trust by the number of units outstanding (net asset value per unit) and adding an applicable initial sales charge. The Public Offering Price will change daily because prices of the underlying securities will fluctuate. In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value per unit. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option

You may rollover all or a portion of your redemption or termination proceeds into any Sponsor-deposited trust in its initial offering period (a "Rollover Series"), including any future Trust series, if available. If you decide not to rollover your proceeds into a Rollover Series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a termination or rollover, including brokerage commissions on any sale of securities, as well as the sales charges and expenses of a Rollover Series. See "Rollover Option".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00	%*	$0.00
Maximum Deferred Sales Charge	1.50	%**	$15.00
Maximum Sales Charge	1.50%		$15.00
Reimbursement to Sponsor for Estimated Organization Costs	0.500%		$5.00

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	0.107%		$1.05
Other Operating Expenses	0.060	%***	$0.59
Total	0.167%		$1.64

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a sales charge of 1.50%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$219
3 years	674
5 years	1,156
10 years	2,482

*  The initial sales charge is equal to the difference between the maximum sales charge of 1.50% and the sum of any remaining deferred sales charge. If the Unit price is less than $10.00 per Unit, there is no initial sales charge, and a credit is applied to ensure the maximum sales charge does not exceed 1.50%. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.150 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.50%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.50%, however, the maximum sales charge will not exceed 1.50% due to a credit applied at the time of purchase. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.150 per Unit deferred sales charge amount will be deducted from the proceeds. See Public Sale of Units—Public Offering Price for further detail.

***  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses will likely exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Quality Dividend Strategy, Series 10

SUMMARY OF ESSENTIAL INFORMATION AS OF October 10, 2023†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge is 1.50%. The initial sales charge is the difference between the maximum sales charge of 1.50% and the sum of the total deferred sales charge of $0.150 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. The Trust's initial offering period is anticipated to last approximately three months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

February 15, 2024, and the 15th day of each month thereafter, through April 15, 2024.

Termination Date

January 13, 2025, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding or any earlier time as permitted or required by the Trust Indenture.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of February 2024, and monthly thereafter.

Distribution Day

The 25th day of February 2024, and monthly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of the Trust

The Trust Indenture may be terminated early if the net asset value of the Trust is less than $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

CUSIPs

Cash – 61691W303

Wrap Fee – 61691W402

Ticker Symbol

MSQDJX

Quality Dividend Strategy, Series 10

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, October 10, 2023

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Communication Services – 7.27%
Comcast Corporation	CMCSA	153	3.03%	$6,745.77
Interpublic Group of Companies, Inc.	IPG	87	1.14	2,550.84
Omnicom Group, Inc.	OMC	39	1.31	2,921.10
Verizon Communications Inc.	VZ	127	1.79	3,994.15
Consumer Discretionary – 2.43%
Expedia Group, Inc.	EXPE	18	0.81	1,794.06
Lowe's Companies, Inc.	LOW	18	1.62	3,613.32
Consumer Staples – 7.81%
Altria Group, Inc.	MO	80	1.53	3,416.00
General Mills, Inc.	GIS	49	1.41	3,134.04
Kroger Co.	KR	44	0.88	1,963.28
Procter & Gamble Company	PG	62	3.99	8,888.32
Energy – 7.14%
APA Corporation	APA	57	1.00	2,232.69
Coterra Energy, Inc.	CTRA	65	0.82	1,829.75
EOG Resources, Inc.	EOG	46	2.63	5,853.04
EQT Corporation	EQT	33	0.66	1,463.55
Marathon Petroleum Corporation	MPC	17	1.12	2,491.69
Valero Energy Corporation	VLO	16	0.91	2,031.20
Financials – 17.85%
American Financial Group, Inc.	AFG	26	1.31	2,929.16
Bank of New York Mellon Corp	BK	81	1.52	3,396.33
Capital One Financial Corp	COF	21	0.89	1,980.93
Citizens Financial Group, Inc.	CFG	85	1.00	2,238.05
Goldman Sachs Group, Inc.	GS	15	2.11	4,689.15
Hartford Financial Services Group, Inc.	HIG	48	1.53	3,408.96
Lazard Ltd	LAZ	88	1.18	2,617.12
Principal Financial Group, Inc.	PFG	63	1.97	4,393.62
Rithm Capital Corp	RITM	235	0.98	2,183.15
U.S. Bancorp	USB	143	2.06	4,577.43
Wells Fargo & Company	WFC	105	1.87	4,168.50
W.R. Berkley Corporation	WRB	50	1.43	3,189.00
Health Care – 16.28%
Abbott Laboratories	ABT	85	3.69	8,224.60
Agilent Technologies, Inc.	A	27	1.35	3,004.56
Amgen Inc.	AMGN	11	1.34	2,986.94

Quality Dividend Strategy, Series 10

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Health Care (continued)
Bristol-Myers Squibb Company	BMY	70	1.78%	$3,962.70
Elevance Health, Inc.	ELV	6	1.22	2,718.06
Gilead Sciences, Inc.	GILD	44	1.48	3,302.64
McKesson Corporation	MCK	5	1.01	2,258.90
Merck & Co., Inc.	MRK	69	3.24	7,210.50
Cigna Group	CI	9	1.17	2,607.03
Industrials – 13.39%
Automatic Data Processing, Inc.	ADP	22	2.47	5,503.96
Caterpillar Inc.	CAT	11	1.34	2,984.30
Deere & Company	DE	5	0.86	1,914.70
Ferguson PLC(3)	FERG	15	1.12	2,497.05
Hubbell Incorporated	HUBB	9	1.25	2,775.96
ITT Inc.	ITT	29	1.29	2,873.61
Johnson Controls International PLC(3)	JCI	57	1.35	2,999.34
SS&C Technologies Holdings, Inc.	SSNC	72	1.69	3,762.00
Union Pacific Corporation	UNP	22	2.02	4,494.60
Information Technology – 10.79%
Amphenol Corporation	APH	57	2.13	4,737.27
Applied Materials, Inc.	AMAT	23	1.45	3,223.45
Cisco Systems, Inc.	CSCO	133	3.22	7,171.36
Cognizant Technology Solutions Corp	CTSH	49	1.50	3,340.82
Lam Research Corporation	LRCX	4	1.13	2,510.76
Microchip Technology Inc.	MCHP	38	1.36	3,018.34
Materials – 5.07%
DOW, Inc.	DOW	80	1.83	4,064.80
LyondellBasell Industries NV(3)	LYB	35	1.46	3,253.25
Nucor Corporation	NUE	12	0.84	1,867.92
Reliance Steel & Aluminum	RS	8	0.94	2,099.84
Real Estate – 6.89%
Equity Residential	EQR	60	1.62	3,601.80
Essex Property Trust, Inc.	ESS	12	1.18	2,625.60
Invitation Homes, Inc.	INVH	106	1.53	3,412.14
Mid-America Apartment Communities, Inc.	MAA	23	1.38	3,071.19
Simon Property Group, Inc.	SPG	25	1.18	2,636.00

Quality Dividend Strategy, Series 10

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Utilities – 5.08%
Brookfield Renewable Corp.	BEPC	109	1.10%	$2,454.68
Clearway Energy, Inc.	CWEN	72	0.68	1,506.24
Entergy Corporation	ETR	35	1.46	3,255.70
NiSource Inc.	NI	163	1.84	4,097.82
			100.00%	$222,724.63

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on October 9, 2023. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on October 9, 2023. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The cost of Securities to the Sponsor for the Trust's portfolio is $222,725 and the Sponsor's profit or (loss) is $0.

(3)  This company is a foreign issuer.

The following information is unaudited:

(4)  Morgan Stanley and its affiliates ("Morgan Stanley") do business that relates to companies in the Trust, including market making, providing liquidity, fund management, commercial banking, extension of credit, investment services and investment banking. Morgan Stanley sells to and buys from customers the securities/instruments of companies in the Trust on a principal basis. Morgan Stanley may have a position in the debt of a company included in the Trust and may trade as principal in the debt securities (or in related derivatives) of such companies. The following information details certain of Morgan Stanley's investment banking relationships and other matters related to certain of the Trust's securities as of October 5, 2023, unless otherwise noted.

Morgan Stanley beneficially owned 1% or more of a class of common equity securities of: Morgan Stanley Wealth Management or an affiliate beneficially owned 1% or more of a class of common equity securities of: Abbott Laboratories, Agilent Technologies Inc., Altria Group Inc., Amgen Inc., Amphenol Corporation, APA Corporation, Applied Materials, Inc., Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Caterpillar Inc., Cigna Holding Company, Cisco Systems Inc., Citizens Financial Group Inc., Clearway Energy, Inc., Comcast Corporation, Coterra Energy Inc., Deere & Company, Dow Holdings LLC, Elevance Health, Inc., EOG Resources Inc., EQT Corporation, Equity Residential, Essex Property Trust, Inc., Expedia Group, Inc., General Mills Inc., Gilead Sciences Inc., Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Lam Research Corporation, Lazard Ltd, Lowe's Companies, Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, McKesson Corporation, Merck & Co. Inc., Microchip Technology Inc., Mid-America Apartment Communities, Inc., NiSource Inc., Nucor Corp., Omnicom Group Inc., Principal Financial Group, Inc., Simon Property Group Inc, The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Hartford Financial Services Group Inc., The Kroger Co., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp, Valero Energy Corporation, Verizon Communications, Inc., W. R. Berkley Corporation and Wells Fargo & Company.

Within the last 12 months, Morgan Stanley received compensation for investment banking services from the following issuers: Altria Group Inc., Amgen Inc., Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Citizens Financial Group Inc., Clearway Energy, Inc., Comcast Corporation, Elevance Health, Inc., Entergy Corporation, Equity Residential, General Mills Inc., Gilead Sciences Inc., Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, LyondellBasell Industries NV, Marathon Petroleum Corporation, Merck & Co. Inc., Principal Financial Group, Inc., SS&C Technologies Holdings, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp, Verizon Communications, Inc. and Wells Fargo & Company.

In the next 3 months, Morgan Stanley will seek compensation for investment banking services from the following issuers: Abbott Laboratories, Agilent Technologies Inc., Altria Group Inc., American Financial Group Inc., Amgen Inc., APA Corporation, Applied Materials, Inc., Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Caterpillar Inc., Cigna Holding Company, Cisco Systems Inc., Citizens Financial Group Inc., Clearway Energy, Inc., Cognizant Technology Solutions Corporation, Comcast

Quality Dividend Strategy, Series 10

Corporation, Coterra Energy Inc., Deere & Company, Elevance Health, Inc., Entergy Corporation, EOG Resources Inc., EQT Corporation, Equity Residential, Essex Property Trust, Inc., Expedia Group, Inc., General Mills Inc., Gilead Sciences Inc., Hubbell Incorporated, Interpublic Group of Companies Inc., Invitation Homes Inc, ITT LLC, Johnson Controls International PLC, Lazard Ltd, Lowe's Companies, Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, McKesson Corporation, Merck & Co. Inc., Microchip Technology Inc., Mid-America Apartment Communities, Inc., NiSource Inc., Nucor Corp., Omnicom Group Inc., Principal Financial Group, Inc., Simon Property Group Inc, SS&C Technologies Holdings, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Hartford Financial Services Group Inc., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp, Valero Energy Corporation, Verizon Communications, Inc., W. R. Berkley Corporation and Wells Fargo & Company.

Within the last 12 months, Morgan Stanley managed or co-managed a public offering (or 144a offering) for: Capital One Financial Corporation, Caterpillar Inc., Citizens Financial Group Inc., Comcast Corporation, Elevance Health, Inc., Entergy Corporation, General Mills Inc., Gilead Sciences Inc., Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Marathon Petroleum Corporation, Merck & Co. Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp and Verizon Communications, Inc.

Within the last 12 months, Morgan Stanley has provided or is providing investment banking services to, or has an investment banking client relationship with, the following issuers: Abbott Laboratories, Agilent Technologies Inc., Altria Group Inc., American Financial Group Inc., Amgen Inc., APA Corporation, Applied Materials, Inc., Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Caterpillar Inc., Cigna Holding Company, Cisco Systems Inc., Citizens Financial Group Inc., Clearway Energy, Inc., Cognizant Technology Solutions Corporation, Comcast Corporation, Coterra Energy Inc., Deere & Company, Elevance Health, Inc., Entergy Corporation, EOG Resources Inc., EQT Corporation, Equity Residential, Essex Property Trust, Inc., Expedia Group, Inc., General Mills Inc., Gilead Sciences Inc., Hubbell Incorporated, Interpublic Group of Companies Inc., Invitation Homes Inc, ITT LLC, Johnson Controls International PLC, Lazard Ltd, Lowe's Companies, Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, McKesson Corporation, Merck & Co. Inc., Microchip Technology Inc., Mid-America Apartment Communities, Inc., NiSource Inc., Nucor Corp., Omnicom Group Inc., Principal Financial Group, Inc., Simon Property Group Inc, SS&C Technologies Holdings, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Hartford Financial Services Group Inc., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp, Valero Energy Corporation, Verizon Communications, Inc., W. R. Berkley Corporation and Wells Fargo & Company.

Within the last 12 months, Morgan Stanley has received compensation for products or services other than investment banking services from the following issuers: American Financial Group Inc., Cigna Holding Company, Lazard Ltd, Principal Financial Group, Inc., SS&C Technologies Holdings, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., and The Hartford Financial Services Group Inc.

Within the last 12 months, Morgan Stanley has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with the following issuers: American Financial Group Inc., Amphenol Corporation, Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Caterpillar Inc., Cigna Holding Company, Cisco Systems Inc., Citizens Financial Group Inc., Clearway Energy, Inc., Cognizant Technology Solutions Corporation, Comcast Corporation, Dow Holdings LLC, Elevance Health, Inc., Equity Residential, Essex Property Trust, Inc., Expedia Group, Inc., General Mills Inc., Gilead Sciences Inc., Johnson Controls International PLC, Lam Research Corporation, Lazard Ltd, Lowe's Companies, Inc., LyondellBasell Industries NV, Merck & Co. Inc., Microchip Technology Inc., Omnicom Group Inc., Principal Financial Group, Inc., SS&C Technologies Holdings, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Hartford Financial Services Group Inc., The Kroger Co., The Procter & Gamble Company, Union Pacific Corporation, US Bancorp, W. R. Berkley Corporation and Wells Fargo & Company.

Morgan Stanley has a significant financial interest in relation to the following issuers: Abbott Laboratories, Altria Group Inc., Amgen Inc., APA Corporation, Applied Materials, Inc., Automatic Data Processing, Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Caterpillar Inc., Cigna Holding Company, Cisco Systems Inc., Comcast Corporation, Deere & Company, Elevance Health, Inc., Entergy Corporation, EOG Resources Inc., Expedia Group, Inc., General Mills Inc., Gilead Sciences Inc., Hubbell Incorporated, Interpublic Group of Companies Inc., Johnson Controls International PLC, Lam Research Corporation, Lowe's Companies, Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, McKesson Corporation, Merck & Co. Inc., Microchip Technology Inc., NiSource Inc., Nucor Corp., Omnicom Group Inc., Principal Financial Group, Inc., The Bank of New York Mellon Corporation, The Goldman Sachs Group Inc., The Hartford Financial Services Group Inc., The Kroger Co., The Procter & Gamble Company, Union Pacific Corporation, Valero Energy Corporation, Verizon Communications, Inc., W. R. Berkley Corporation and Wells Fargo & Company.

Growth at a Reasonable Price Strategy, Series 6

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Growth at a Reasonable Price Strategy, Series 6 (the "Trust") is right for you. More detailed information can be found later in this Prospectus.

Investment Objective

The objective of the Trust is to provide capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of common stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in common stocks of companies and real estate investment trusts that Morgan Stanley Wealth Management Global Investment Office ("MSWM GIO") believes to be "Growth at a Reasonable Price" ("GARP") stocks due to having certain fundamental growth, quality and valuation (price-related) characteristics, as of October 5, 2023 (the "Selection Date"). A GARP investment strategy typically emphasizes investment in common stocks characterized by consistent earnings and sales growth, favorable valuation metrics, and solid financial strength and profitability. At least 80% of the Trust's assets consist of common stocks bearing all of the foregoing GARP characteristics.

To make its selections, MSWM GIO utilized a proprietary scoring system, which includes the various bulleted factors listed immediately below, that seeks to provide a quantitative methodology to identify common stocks with strong fundamental characteristics, centering on attractive earnings growth and favorable valuation metrics. MSWM GIO is a unit of Morgan Stanley Wealth Management that produces a range of investment strategy guidance and analysis to help financial advisors build their practices and manage their clients' portfolios. The selection universe is comprised of the large-cap (common stocks in the top 80% of market capitalization)

segment of the U.S. equity market (the "Selection Universe"). The Selection Universe consists of U.S. publicly traded companies and publicly traded real estate investment trusts, and accordingly, the Trust's portfolio will also consist of common stocks of issuers with such structures. MSWM GIO applied the above methodology to each sector, as defined by the Global Industry Classification Standard ("GICS"), of the Selection Universe with the goal of ranking every common stock in each GICS sector using factors that include:

•  dividend growth, which is the three-year annualized growth rate of a common stock's dividend levels;

•  estimated excess return, which is the estimated market-relative forward 12-month total return based on MSWM GIO's proprietary Tactical Equity Framework, which is a separate factor-based tool that seeks to identify common stocks that may outperform using factors such as growth, momentum, quality and value;

•  free cash flow yield, which is the ratio of free cash flow to price over the last 12 months;

•  estimated long-term growth, which is the median long-term earnings growth forecast for each common stock;

•  estimated near-term value, which is estimated by the Tactical Equity Framework based on financial metrics related to a common stock's value, including price/trailing earnings, price/forward earnings and Enterprise Value/EBITDA*;

•  quality, which is estimated by the Tactical Equity Framework based on financial metrics related to quality, including stability in earnings revisions, stability in return on equity and changes to net current accruals; and

•  return on equity, which is the trailing year of reported earnings to common equity divided by the average of the most recent reported shareholders' equity and the reported shareholders' equity from the prior year.

MSWM GIO then selected the top-scoring 30% of the common stocks in each GICS sector, subject to a number of constraints on portfolio construction as of the Selection Date. Such constraints include:

•  ensuring the portfolio has a weighted average estimated forward valuation, which is the ratio of a common stock's

*  Enterprise Value equals market capitalization plus the sum of debt and preferred stock minus cash and cash equivalents. EBITDA represents earnings before interest, taxes, depreciation and amortization.

current price to its estimated earnings per share, lower than that of the Selection Universe;

•  ensuring the portfolio's average estimated long-term growth, when adjusted for each portfolio component's relative weight, is similar to, or greater than, that the market-cap weighted estimated long-term growth of all the common stocks in the Selection Universe;

•  requiring that the portfolio has no less than 40 and no more than 75 common stocks;

•  choosing individual portfolio allocations not less than 0.50% and no greater than 4.00% to avoid de-minimis position sizes and undue concentration, respectively;

•  ensuring that the portfolio's exposure to any GICS sector is within ±5% of its corresponding weight in the Selection Universe;

•  ensuring that the portfolio's anticipated volatility level is not predicted to exceed the anticipated volatility level of the broader stock market as a whole by a degree greater than that set by MSWM GIO as of the Selection Date; and

•  ensuring that the portfolio's anticipated tracking error is not predicted to deviate more than 5% from that of the Selection Universe.

MSWM GIO believes that the resulting portfolio of common stocks has the potential to generate relative and total returns competitive with those anticipated for the Selection Universe through varied market environments. The foregoing view expressed by MSWM GIO is anticipated and may not come to pass, and further, does not reflect a primary or secondary objective of the Trust.

MSWM GIO shared its list of identified common stocks with Morgan Stanley Smith Barney LLC, the Trust's Sponsor, for potential inclusion in the Trust's portfolio, however, MSWM GIO does not supply services to the Trust. The Sponsor intended to include each of the common stocks identified by MSWM GIO in the Trust's portfolio with the exception of any common stocks of companies subject to any regulatory, tax, or trading-related restrictions of the Sponsor (see Description of the Trusts—The Portfolios). As a result of this process, the Trust invests in all of the common stocks that were identified by MSWM GIO, with the resulting portfolio being [concentrated in the common stocks of information technology companies, and investing significantly in the common stocks of consumer product companies, financial companies, health care companies, industrial companies, and real estate investment trusts (see Risk Factors). After the Initial Date of Deposit, the Trust will continue to purchase (subject to any restrictions described under Description of the Trusts—Structure and Offering) or hold common stocks, notwithstanding the fact that MSWM GIO, or any affiliate, may revise its opinion with respect to any individual common stock. In particular, any subsequent creation of a similar type of list of securities or an update by MSWM GIO regarding the common stocks held by the Trust will not affect the composition of the Trust. Furthermore, although MSWM GIO identified the common stocks based upon a 12-month outlook, the Trust has a maximum duration of 15 months and does not intend to change its composition prior to termination.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units may increase or decrease depending on the value of the common stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the issuers and general economic conditions.

The Trust consists of common stocks. If you invest in the Trust, you should understand the potential risks generally associated with common stocks, which include, but are not limited to:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  Geopolitical and other events, including but not limited to war, terrorism, economic uncertainty, trade disputes, extreme weather and climate-related events, instability in the global financial system, public health crises and spread of infectious illness have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on the Trust and its investments. Such events include the ongoing global coronavirus pandemic, Russia's continued military actions against Ukraine, shifts in the banking sector, and Hamas' attack against Israel and the ensuing conflict, which have adversely impacted business activity and the economy on a global scale. It is possible and, indeed, likely that some or all of these global events will persist for the duration of the Trust.

•  The stock market is also subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the Trust's portfolio holdings are concentrated in the common stocks of information technology companies. A trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. The Trust's portfolio also invests significantly in the common stocks of consumer product companies, financial companies, health care companies, industrial companies, and real estate investment trusts. Please also refer to the "Risk Factors" section for a complete discussion of the corresponding risks. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant common stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The Trust's portfolio contains securities (common stocks) issued by 60 issuers, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy or are no longer viewed favorably by MSWM GIO. Further, there is no assurance that MSWM GIO's overall thesis will be correct or that any individual common stock selected will benefit in the manner anticipated by MSWM GIO.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). The Public Offering Price is based upon the net asset value of the Trust, the latter of which is calculated by:

•  Adding the combined market value of the securities in the Trust to any other assets held, including but not limited to cash, dividends receivable on securities trading ex-dividend, and

•  Subtracting therefrom all liabilities of the Trust, which include, among others, any accrued fees and expenses of the Trust, taxes and undistributed income or capital.

The Public Offering Price per unit is calculated by dividing the net asset value of the Trust by the number of units outstanding (net asset value per unit) and adding an applicable initial sales charge. The Public Offering Price will change daily because prices of the underlying securities will fluctuate. In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value per unit. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option

You may rollover all or a portion of your redemption or termination proceeds into any Sponsor-deposited trust in its initial offering period (a "Rollover Series"), including any future Trust series, if available. If you decide not to rollover your proceeds into a Rollover Series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a termination or rollover, including brokerage commissions on any sale of securities, as well as the sales charges and expenses of a Rollover Series. See "Rollover Option".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00	%*	$0.00
Maximum Deferred Sales Charge	1.50	%**	$15.00
Maximum Sales Charge	1.50%		$15.00
Reimbursement to Sponsor for Estimated Organization Costs	0.500%		$5.00

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	0.107%		$1.05
Other Operating Expenses	0.058	%***	$0.57
Total	0.165%		$1.62

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a sales charge of 1.50%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$218
3 years	674
5 years	1,155
10 years	2,480

*  The initial sales charge is equal to the difference between the maximum sales charge of 1.50% and the sum of any remaining deferred sales charge. If the Unit price is less than $10.00 per Unit, there is no initial sales charge, and a credit is applied to ensure the maximum sales charge does not exceed 1.50%. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.150 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.50%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.50%, however, the maximum sales charge will not exceed 1.50% due to a credit applied at the time of purchase. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.150 per Unit deferred sales charge amount will be deducted from the proceeds. See Public Sale of Units—Public Offering Price for further detail.

***  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses will likely exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Growth at a Reasonable Price Strategy, Series 6

SUMMARY OF ESSENTIAL INFORMATION AS OF October 10, 2023†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge is 1.50%. The initial sales charge is the difference between the maximum sales charge of 1.50% and the sum of the total deferred sales charge of $0.150 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. The Trust's initial offering period is anticipated to last approximately three months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

February 15, 2024, and the 15th day of each month thereafter, through April 15, 2024.

Termination Date

January 13, 2025, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding or any earlier time as permitted or required by the Trust Indenture.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of February 2024, and monthly thereafter.

Distribution Day

The 25th day of February 2024, and monthly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of the Trust

The Trust Indenture may be terminated early if the net asset value of the Trust is less than $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

CUSIPs

Cash – 61691W501

Wrap Fee – 61691W600

Ticker Symbol

MSGPFX

Growth at a Reasonable Price Strategy, Series 6

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, October 10, 2023

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Communication Services – 6.02%
Alphabet Inc.	GOOGL	50	4.06%	$6,921.00
Interpublic Group of Companies, Inc.	IPG	114	1.96	3,342.48
Consumer Discretionary – 7.76%
Home Depot, Inc.	HD	23	3.99	6,793.28
Ralph Lauren Corporation	RL	14	0.94	1,599.08
Ross Stores, Inc.	ROST	29	1.92	3,279.03
Ulta Beauty Inc.	ULTA	4	0.91	1,553.84
Consumer Staples – 3.97%
Archer-Daniels-Midland Company	ADM	21	0.91	1,551.90
Bunge Limited	BG	18	1.11	1,898.82
Hershey Company	HSY	17	1.95	3,327.24
Energy – 3.49%
EOG Resources, Inc.	EOG	18	1.34	2,290.32
EQT Corporation	EQT	24	0.63	1,064.40
Marathon Petroleum Corporation	MPC	8	0.69	1,172.56
Pioneer Natural Resources Company	PXD	6	0.83	1,413.72
Financials – 13.60%
Aon PLC(3)	AON	14	2.69	4,585.56
Bank of America Corp	BAC	79	1.22	2,078.49
Capital One Financial Corp	COF	17	0.94	1,603.61
Chubb Limited(3)	CB	25	3.09	5,262.25
Discover Financial Services	DFS	16	0.85	1,439.84
Visa Inc.	V	29	3.99	6,798.76
W.R. Berkley Corporation	WRB	22	0.82	1,403.16
Health Care – 15.70%
Abbott Laboratories	ABT	67	3.80	6,482.92
Agilent Technologies, Inc.	A	19	1.24	2,114.32
Bristol-Myers Squibb Company	BMY	37	1.23	2,094.57
Elevance Health, Inc.	ELV	6	1.60	2,718.06
Gilead Sciences, Inc.	GILD	30	1.32	2,251.80
IDEXX Laboratories, Inc.	IDXX	6	1.56	2,653.50
Incyte Corporation	INCY	16	0.53	906.88
Mettler-Toledo International Inc.	MTD	1	0.64	1,088.26
Cigna Group	CI	9	1.53	2,607.03
Zoetis, Inc.	ZTS	22	2.25	3,841.20

Growth at a Reasonable Price Strategy, Series 6

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Industrials – 10.85%
AMETEK, Inc.	AME	21	1.86%	$3,177.72
Cintas Corporation	CTAS	6	1.77	3,013.32
Deere & Company	DE	6	1.35	2,297.64
FedEx Corporation	FDX	7	1.05	1,790.04
Johnson Controls International PLC(3)	JCI	17	0.52	894.54
Rockwell Automation, Inc.	ROK	9	1.53	2,614.23
Trane Technologies PLC(3)	TT	16	1.92	3,268.96
W.W. Grainger, Inc.	GWW	2	0.85	1,451.82
Information Technology – 27.47%
Adobe Incorporated	ADBE	13	4.04	6,880.77
Applied Materials, Inc.	AMAT	35	2.88	4,905.25
Broadcom Inc.	AVGO	7	3.52	5,991.16
Gartner, Inc.	IT	9	1.87	3,186.54
Juniper Networks, Inc.	JNPR	103	1.62	2,762.46
KLA Corporation	KLAC	7	1.92	3,267.39
Lam Research Corporation	LRCX	6	2.21	3,766.14
Microchip Technology Inc.	MCHP	39	1.82	3,097.77
Microsoft Corporation	MSFT	21	4.06	6,926.22
NXP Semiconductors NV(3)	NXPI	14	1.63	2,773.68
QUALCOMM Incorporated	QCOM	21	1.38	2,347.80
Skyworks Solutions, Inc.	SWKS	9	0.52	883.98
Materials – 2.68%
DOW, Inc.	DOW	24	0.72	1,219.44
LyondellBasell Industries NV(3)	LYB	11	0.60	1,022.45
PPG Industries, Inc.	PPG	18	1.36	2,317.68
Real Estate – 5.02%
Invitation Homes, Inc.	INVH	94	1.78	3,025.86
Mid-America Apartment Communities, Inc.	MAA	8	0.63	1,068.24
Public Storage	PSA	9	1.43	2,433.87
Weyerhaeuser Company	WY	67	1.18	2,005.31
Utilities – 3.44%
Atmos Energy Corporation	ATO	8	0.51	877.52
Consolidated Edison, Inc.	ED	29	1.49	2,538.95
Public Service Enterprise Group Inc.	PEG	42	1.44	2,453.22
			100.00%	$170,397.85

Growth at a Reasonable Price Strategy, Series 6

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on October 9, 2023. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on October 9, 2023. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The cost of Securities to the Sponsor for the Trust's portfolio is $170,402 and the Sponsor's profit or (loss) is $(4).

(3)  This company is a foreign issuer.

The following information is unaudited:

(4)  Morgan Stanley and its affiliates ("Morgan Stanley") do business that relates to companies in the Trust, including market making, providing liquidity, fund management, commercial banking, extension of credit, investment services and investment banking. Morgan Stanley sells to and buys from customers the securities/instruments of companies in the Trust on a principal basis. Morgan Stanley may have a position in the debt of a company included in the Trust and may trade as principal in the debt securities (or in related derivatives) of such companies. The following information details certain of Morgan Stanley's investment banking relationships and other matters related to certain of the Trust's securities as of October 5, 2023, unless otherwise noted.

Morgan Stanley beneficially owned 1% or more of a class of common equity securities of: Abbott Laboratories, Adobe Inc., Agilent Technologies Inc., Alphabet Inc., Ametek Inc., Aon Global Limited, Applied Materials, Inc., Archer-Daniels-Midland Company, Atmos Energy Corporation, Bank of America Corporation, Bristol-Myers Squibb Company, Broadcom Inc., Bunge Limited, Chubb Limited, Cigna Holding Company, Consolidated Edison, Inc., Deere & Company, Discover Financial Services, Dow Holdings LLC, Elevance Health, Inc., EOG Resources Inc., EQT Corporation, FedEx Corporation, Gartner, Inc., Gilead Sciences Inc., IDEXX Laboratories, Inc., Incyte Corporation, Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Juniper Networks Inc., KLA Corporation, Lam Research Corporation, LyondellBasell Industries NV, Marathon Petroleum Corporation, Mettler-Toledo International Inc., Microchip Technology Inc., Microsoft Corporation, Mid-America Apartment Communities, Inc., PPG Industries, Inc., Public Service Enterprise Group Inc., Public Storage, Qualcomm Incorporated, Ralph Lauren Corp., Rockwell Automation, Inc., Ross Stores, Inc., Skyworks Solutions, Inc., The Hershey Company, The Home Depot, Inc., Trane Technologies Public Limited Company, Ulta Salon, Cosmetics & Fragrance, Inc., Visa Inc., W. R. Berkley Corporation, W.W. Grainger Inc. and Zoetis Inc.

Within the last 12 months, Morgan Stanley received compensation for investment banking services from the following issuers: Alphabet Inc., Bristol-Myers Squibb Company, Capital One Financial Corporation, Discover Financial Services, Elevance Health, Inc., Gilead Sciences Inc., Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, LyondellBasell Industries NV, Marathon Petroleum Corporation, Pioneer Natural Resources Company, PPG Industries, Inc., Public Service Enterprise Group Inc., Public Storage, Qualcomm Incorporated, The Home Depot, Inc. and Weyerhaeuser Company.

In the next 3 months, Morgan Stanley will seek compensation for investment banking services from the following issuers: Abbott Laboratories, Adobe Inc., Agilent Technologies Inc., Alphabet Inc., Ametek Inc., Aon Global Limited, Applied Materials, Inc., Archer-Daniels-Midland Company, Atmos Energy Corporation, Bank of America Corporation, Bristol-Myers Squibb Company, Broadcom Inc., Bunge Limited, Capital One Financial Corporation, Chubb Limited, Cigna Holding Company, Consolidated Edison, Inc., Deere & Company, Discover Financial Services, Elevance Health, Inc., EOG Resources Inc., EQT Corporation, FedEx Corporation, Gartner, Inc., Gilead Sciences Inc., IDEXX Laboratories, Inc., Incyte Corporation, Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Juniper Networks Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, Mettler-Toledo International Inc., Microchip Technology Inc., Microsoft Corporation, Mid-America Apartment Communities, Inc., NXP Semiconductors N.V., Pioneer Natural Resources Company, PPG Industries, Inc., Public Service Enterprise Group Inc., Public Storage, Qualcomm Incorporated, Ralph Lauren Corp., Rockwell Automation, Inc., Skyworks Solutions, Inc., The Hershey Company, The Home Depot, Inc., Trane Technologies Public Limited Company, Ulta Salon, Cosmetics & Fragrance, Inc., Visa Inc., W. R. Berkley Corporation, W.W. Grainger Inc., Weyerhaeuser Company and Zoetis Inc.

Within the last 12 months, Morgan Stanley managed or co-managed a public offering (or 144a offering) for: Aon Global Limited, Bank of America Corporation, Capital One Financial Corporation, Elevance Health, Inc., Gilead Sciences Inc., Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Marathon Petroleum Corporation, Pioneer Natural Resources Company, Public Service Enterprise Group Inc., Public Storage, Qualcomm Incorporated and Weyerhaeuser Company.

Within the last 12 months, Morgan Stanley has provided or is providing investment banking services to, or has an investment banking client relationship with, the following issuers: Abbott Laboratories, Adobe Inc., Agilent Technologies Inc., Alphabet Inc., Ametek Inc., Aon Global Limited, Applied Materials, Inc., Archer-Daniels-Midland Company, Atmos Energy Corporation, Bank of America Corporation, Bristol-Myers

Growth at a Reasonable Price Strategy, Series 6

Squibb Company, Broadcom Inc., Bunge Limited, Capital One Financial Corporation, Chubb Limited, Cigna Holding Company, Consolidated Edison, Inc., Deere & Company, Discover Financial Services, Elevance Health, Inc., EOG Resources Inc., EQT Corporation, FedEx Corporation, Gartner, Inc., Gilead Sciences Inc., IDEXX Laboratories, Inc, Incyte Corporation, Interpublic Group of Companies Inc., Invitation Homes Inc, Johnson Controls International PLC, Juniper Networks Inc., LyondellBasell Industries NV, Marathon Petroleum Corporation, Mettler-Toledo International Inc., Microchip Technology Inc., Microsoft Corporation, Mid-America Apartment Communities, Inc., NXP Semiconductors N.V., Pioneer Natural Resources Company, PPG Industries, Inc., Public Service Enterprise Group Inc., Public Storage, Qualcomm Incorporated, Ralph Lauren Corp., Rockwell Automation, Inc., Skyworks Solutions, Inc., The Hershey Company, The Home Depot, Inc., Trane Technologies Public Limited Company, Ulta Salon, Cosmetics & Fragrance, Inc., Visa Inc., W. R. Berkley Corporation, W.W. Grainger Inc., Weyerhaeuser Company and Zoetis Inc.

Within the last 12 months, Morgan Stanley has received compensation for products or services other than investment banking services from the following issuers: Cigna Holding Company.

Within the last 12 months, Morgan Stanley has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with the following issuers: Adobe Inc., Alphabet Inc., Atmos Energy Corporation, Bristol-Myers Squibb Company, Bunge Limited, Capital One Financial Corporation, Cigna Holding Company, Consolidated Edison, Inc., Discover Financial Services, Dow Holdings LLC, Elevance Health, Inc., Gartner, Inc., Gilead Sciences Inc., IDEXX Laboratories, Inc, Incyte Corporation, Johnson Controls International PLC, Juniper Networks Inc., KLA Corporation, Lam Research Corporation, LyondellBasell Industries NV, Microchip Technology Inc., Microsoft Corporation, NXP Semiconductors N.V., Pioneer Natural Resources Company, Public Storage, Qualcomm Incorporated, Ross Stores, Inc., Skyworks Solutions, Inc., Trane Technologies Public Limited Company, W. R. Berkley Corporation and W.W. Grainger Inc.

Morgan Stanley has a significant financial interest in relation to the following issuers: Abbott Laboratories, Adobe Inc., Alphabet Inc., Aon Global Limited, Applied Materials, Inc., Archer-Daniels-Midland Company, Bank of America Corporation, Bristol-Myers Squibb Company, Broadcom Inc., Capital One Financial Corporation, Chubb Limited, Cigna Holding Company, Deere & Company, Discover Financial Services, Elevance Health, Inc., EOG Resources Inc., FedEx Corporation, Gartner, Inc., Gilead Sciences Inc., Incyte Corporation, Interpublic Group of Companies Inc., Johnson Controls International PLC, Juniper Networks Inc., KLA Corporation, Lam Research Corporation, LyondellBasell Industries NV, Marathon Petroleum Corporation, Microchip Technology Inc., Microsoft Corporation, Pioneer Natural Resources Company, PPG Industries, Inc., Public Storage, Qualcomm Incorporated, Rockwell Automation, Inc., Ross Stores, Inc., Skyworks Solutions, Inc., The Hershey Company, The Home Depot, Inc., W. R. Berkley Corporation, Weyerhaeuser Company and Zoetis Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Portfolios, Series 68

Opinion on the Statements of Financial Condition, Including the Portfolios of Investments

We have audited the accompanying statements of financial condition of Morgan Stanley Portfolios, Series 68, comprising Quality Dividend Strategy, Series 10 and Growth at a Reasonable Price Strategy, Series 6 (the "Trusts"), including the portfolios of investments on pages 7-9 and 16-18, as of the opening of business on October 10, 2023 (Initial Date of Deposit), and the related notes (collectively, the "statements of financial condition"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Trusts as of the opening of business on October 10, 2023 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of financial condition are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of financial condition. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of financial condition. Our procedures included confirmation of contracts to purchase, by correspondence with the broker, as shown in the statements of financial condition as of the opening of business on October 10, 2023. We believe our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York

October 10, 2023

We have served as the auditor of one or more Unit Investment Trusts sponsored by Morgan Stanley Smith Barney LLC since 2014.

Morgan Stanley Portfolios, Series 68:
Quality Dividend Strategy, Series 10
Growth at a Reasonable Price Strategy, Series 6

Statements of Financial Condition as of Initial Date of Deposit, October 10, 2023

	Quality Dividend Strategy, Series 10	Growth at a Reasonable Price Strategy, Series 6
TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$222,725	$170,398
Total	$222,725	$170,398
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$1,113	$852
Deferred Sales Charge(4)	3,341	2,556
Total	$4,454	$3,408
INTEREST OF UNITHOLDERS
Units of fractional undivided interest outstanding: (Quality Dividend Strategy, Series 10: 22,272; Growth at a Reasonable Price Strategy, Series 6: 17,040)
Cost to investors(5)	$222,725	$170,398
Less: Gross underwriting commissions(6)	3,341	2,556
Less: Reimbursement to Sponsor for Organization Costs(3)	1,113	852
Net amount applicable to investors	$218,271	$166,990
Total	$222,725	$170,398
Net asset value per Unit	$9.80	$9.80

Notes to Statements of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to a Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolios for each Trust. See also the columns headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Trust. These organization costs have been estimated at $0.05 per Unit for the Quality Dividend Strategy, Series 10 and $0.05 per Unit for the Growth at a Reasonable Price Strategy, Series 6. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4)  A deferred sales charge of $0.150 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(6)  Assumes a maximum aggregate sales charge of 1.50% of the Public Offering Price (1.523% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

The current series of the Quality Dividend Strategy and the Growth at a Reasonable Price Strategy (each a "Trust" and together, the "Trusts") each seek to meet their objectives through a convenient investment in a fixed portfolio (the "Portfolio") consisting of common stocks of companies and real estate investment trusts (the "Securities"). The objective of the Quality Dividend Strategy is to provide a high level of dividend income along with capital appreciation and the objective of the Growth at a Reasonable Price Strategy is to provide capital appreciation. Each Trust's selection process is described in further detail under its corresponding Investment Summary—Investment Concept and Selection Process section. You should note that references to a "Trust" in this Prospectus refer only to the Trust in which you own Units, and further, that each Trust operates independently of the other.

Achievement of each Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, a Trust's sales charges and expenses, unequal weightings of Securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in a Trust may not realize as high a total return as the theoretical performance of the underlying Securities in its Portfolio.

You should note that the selection criteria were applied on your Trust's applicable Selection Date prior to the Initial Date of Deposit. After this time, the Securities included in your Trust may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Sponsor will generally not remove the Security from a Trust nor refrain from purchasing the Security if additional Units are required. In offering the Units to the public, the Sponsor is not recommending any of the individual Securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the Units.

Structure and Offering

Each Trust is considered a "unit investment trust." The Trusts were created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a "Unit") represented a fractional undivided interest in the Securities listed in the Portfolio of the Trust. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (generally two business days after the applicable date on which Securities were deposited in a Trust or any shorter period as may be required under the Securities Exchange Act of 1934 ("1934 Act")), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by a Trust, the aggregate value of the Securities in the Trust will be increased, and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into a Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of a Trust that existed immediately prior to the subsequent deposit (the "Proportionate Relationship"). The Proportionate Relationship will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in a Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the Proportionate Relationship because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the life of a Trust it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution (reduction in the proportional ownership) of the investment in any such Security not purchased and potential variances in anticipated income. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units on any day will be based in part on the aggregate value of the Securities (including estimated brokerage commissions) in a Trust on that day at the Evaluation Time, plus an initial (if any) sales charge. The Public Offering Price for a Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in a Trust's Summary of Essential Information section. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase Units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of a Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the rollover option (see Rollover Option herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of a Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in a Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of a Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trusts—Amendment and Termination.

The Portfolios

The Sponsor selected the Securities for each Trust using a corresponding list of common stocks identified by MSWM GIO through the applicable process described in each Trust's Investment Summary—Investment Concept and Selection

Process section. The Sponsor and its affiliates may use any such list of Securities included in a Trust and distribute this information to various individuals and entities in other forms, including research reports. In doing so, the Sponsor and its affiliates may issue reports, make recommendations to other clients or otherwise effect transactions in the Securities held by a Trust, which includes selling such Securities when a sale by the Trust would be impermissible. This may have an adverse effect on the prices of the Securities and, in turn, the value of the Units (see also Fixed Portfolio herein). This also may have an impact on the price a Trust pays for the Securities and the price received upon Unit redemptions or liquidation of the Securities. In addition, the Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by a Trust, and may have bought the Securities held in the Trust, thereby benefiting. See under each Trust's "Notes to Portfolio" and in "Conflicts of Interest" in this Prospectus for information concerning the investment banking relationships, various other matters and roles as market-makers maintained by the Sponsor and its affiliates for certain of the Securities included in each Trust. In the future, the Sponsor and its affiliates may also provide or seek to provide investment banking or other services to any of the issuers of the Securities in a Trust. If these scenarios were to occur, the inclusion of such companies in a Trust would constitute a conflict of interest.

Prior to the initial deposit of a Trust, the Sponsor ensured that the securities identified for inclusion in the Trust did not violate any regulatory, tax, trading and internal Sponsor (or Sponsor-affiliate) related restrictions and further, reasonably concluded that the securities were sufficiently liquid at the time of deposit.

The performance of Units of a Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the Securities may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all Securities may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value per Unit on the days Holders bought and sold their Units. Purchasers of securities,

including Units, will generally have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded on a stock exchange. Most of the contracts to purchase Securities deposited initially in a Trust are expected to settle in two business days (or any shorter period as may be required by the 1934 Act), in the ordinary manner for such Securities.

Each Trust consists of such Securities as may continue to be held from time to time in a Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into a Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trusts—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, in the event that any contract for the purchase of Securities fails, the Sponsor may seek to purchase replacement Securities in accordance with the Indenture. See Administration of the Trusts—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that a Trust will retain for any length of time its present size. See Redemption; Administration of the Trusts—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of a Trust will be liquidated on the fixed date specified under Termination Date in a Trust's Summary of Essential Information section, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of the Trust set forth in a Trust's Summary of Essential Information section. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for a Trust are set forth in its applicable Summary of Essential Information section. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of a

Trust. See Reinvestment Plan. Because dividends on the Securities are not received by a Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts of dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's, and/or its affiliates', buying and selling of the Securities, especially during the initial offering of Units of a Trust or to satisfy redemptions of Units, may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for a Trust may also cause increased buying activity in certain of the Securities comprising its Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by a Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt or other obligations of such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. The amount and/or frequency of dividends or other distributions paid to shareholders of common stock may be adversely affected by the rights of an issuer's creditors and/or holders of debt obligations that are superior to such shareholders' rights.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or other issuer obligations will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in a Trust's Portfolio, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote in accordance with the instructions of the Sponsor. However, the Trustee may not be able to vote any Securities in a Trust that are traded on foreign exchanges.

Market Disruption Risk

Geopolitical and other events, including but not limited to war, terrorism, economic uncertainty, trade disputes, extreme weather and climate-related events, instability in the global financial system, public health crises, and spread of infectious illness have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on the Trusts' Securities.

In particular, the ongoing global coronavirus pandemic has led to increased levels of market distress and/or volatility, as well as decreased economic activity, any of which may have adversely impacted the Securities, and may further adversely impact the Securities during the life of a Trust. This public health crisis has resulted in disruptions to supply chains, manufacturing and sales across a wide range of industries.

Further, Russia's continued military actions in Ukraine launched on February 24, 2022, have resulted in increased volatility in various financial markets and across various sectors. The U.S. and other countries, along with certain international organizations, have imposed economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response to the invasion. The extent and duration of the military action, resulting sanctions and future market disruptions in the region are impossible to predict. Moreover, the ongoing effects of the hostilities and sanctions may not be limited to Russia and Russian companies, and may spill over to and negatively impact other regional and global economic markets of the world, including Europe and the United States. The ongoing military action along with the potential for a wider conflict could further increase financial market volatility and cause negative effects on regional and global economic markets, industries, and companies.

In addition, in March 2023, a number of banks in the U.S. and abroad began to experience shortages in liquidity, in some cases resulting in intervention by government agencies in order to ensure the safety of customer deposits as well as the orderly takeover of operations in the event of a bank's failure. Ongoing concerns about the health of regional and national banks may lead to further adverse developments in the financial markets.

The unexpected hostilities initiated by a surprise attack from the militant group Hamas on Israel on October 6, 2023, have added to global geopolitical concerns. The potential for a prolonged conflict could further destabilize the region and introduce new uncertainties in global markets, highlighting the ever-changing nature of geopolitical risks.

It is not currently possible to determine the severity of any potential adverse impact of the foregoing events on the financial condition of any of a Trust's Securities, or more broadly, upon the global economy. It is possible and, indeed, likely that some or all of these global events will persist for the duration of each Trust.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is possible Securities will have to be sold to meet a Trust's expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Large Capitalization Company Risk

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest primarily in common stocks of large capitalization companies. Under certain market conditions, large capitalization companies may underperform small- and mid-capitalization companies, which may cause a Trust to underperform relative to the overall equity markets during the life of the Trust.

Growth Company Risk

The Growth at a Reasonable Price Strategy invests primarily in common stocks considered to be "growth stocks". The prices of growth stocks may be based largely on expectations of future earnings and can decline rapidly and significantly in reaction to negative news about various factors, such as earnings, revenues, the economy, political developments, or other news. Growth stocks may underperform common stocks in other broad style categories (and the stock market as a whole) over any period of time. Growth stocks may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. Growth stock prices also tend to be more volatile than the overall market. As a result, this Trust may underperform other investments that favor different investment styles.

Consumer Product Companies

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest significantly in the common stocks of consumer product companies, a category which includes consumer discretionary and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, supply chain disruptions, international conflict, disruptions in access to markets, imposition of import controls, fluctuations in oil prices, increasing interest rates, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Financial Companies

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest significantly in common stocks issued by financial companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or to commercial and residential real estate; international sanctions; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services industry, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services industry are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates and may be disproportionally affected as a result of volatile and/or rising interest rates. Certain financial services companies may themselves have concentrated investment portfolios, which makes them vulnerable to economic conditions that affect industries in which their investments may be concentrated. Companies in the financial industry are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses. These companies may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address such problems as they arise.

Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions and increased public scrutiny have led to new legislation and increased regulation in the U.S. and abroad, creating additional challenges for financial institutions. Regulatory initiatives and requirements that are being proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Financial services companies operating in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any European Union ("EU") member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. There is continued uncertainty regarding the state of the EU in connection with the United Kingdom's departure from the EU, commonly referred to as Brexit. In addition, the extent and duration of Russia's invasion of Ukraine, resulting sanctions and future market disruptions in Europe are impossible to predict, but could be significant and have an adverse effect on the region, including significant negative impacts on the economy. It is possible that these effects may spill over to and negatively impact other regional and global economic markets of the world, including the United States. The effect that any such developments may have on the global financial markets or on the financial services companies in your Trust is uncertain.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions.

Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition from nontraditional lending sources as regulatory changes have permitted new entrants to offer various financial products. Bank profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies. The continued solvency and viability of a particular bank may be adversely affected by factors including, but not limited to, unrealized losses among its underlying assets, aggregate customer withdrawals amounts exceeding a bank's immediately available liquidity, shifts in policy among the Federal Reserve, FDIC and other regulatory bodies and agencies, decreased confidence among a bank's customers, and fears of contagion resulting from failures of other banks. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceed the volatility of the equity market in general, as well as increasing levels of pressure on the fees they charge. Adverse changes in the direction of the stock market, increased regulation, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, potential antitrust law changes, competition and pressure to compete globally, terrorism, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to risks including reserve inadequacy and the inability to collect from reinsurance carriers. Life and health insurance companies may be affected by mortality and morbidity rates, including the effect of epidemics/pandemics. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability.

Health Care Companies

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest significantly in the common stocks of health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

Companies in the health care sector may be impacted by the adoption of new regulations, changes in current laws regarding access to health insurance, the overall risks and costs of compliance with new and existing regulations, and changes in government policy. Proposed regulations may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of prepaid health care plans and additional tax incentives and penalties aimed at the health care sector. Changes in health care policy could also reduce government funding for health care related research. The potential long-term effects of new regulations and evolving government policy pertaining to the health care industry is uncertain and cannot be predicted.

Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. In particular, these companies are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of drug and medical products companies, as well as health care issuers generally, are also subject to risks of malpractice claims, product liability claims or other litigation.

Health crises, such as a pandemic outbreak, can severely impact the health care industry in particular. These crises can disrupt health care services and processes, strain resources and supplies, and are often increasingly difficult to assess and impossible to predict.

Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

Industrials Companies

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest significantly in the common stocks of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, government regulation, supply chain disruptions, domestic and international politics, excess capacity and consumer spending trends.

Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities or defense spending policies, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology Companies

The Quality Dividend Strategy invests significantly, and the Growth at a Reasonable Price Strategy is concentrated, in the common stocks of information technology companies. These include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, government regulation, competition from foreign competitors with lower production costs, supply chain disruptions affecting the production of hardware and equipment, cyclical market patterns, the loss of patent, copyright and trademark protections, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Real Estate Investment Trusts

The Quality Dividend Strategy and the Growth at a Reasonable Price Strategy each invest significantly in the common stocks of real estate investment trusts ("REITs"). REITs are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership (Equity REITs) or financing (Mortgage REITs). REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Due to its investments in REIT shares, your Trust will be subject to the risks generally incident to the ownership of real property (in addition to securities market risks). The underlying value of your Trust's Securities and your Trust's ability to make distributions to its Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and terrorism, epidemics/pandemics, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in your Trust.

REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REITs annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by decreases in the value of the underlying property it owns than Mortgage REITs. Mortgage REITs provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments, and are subject to many of the same risks associated with the ownership of real property, which are described above.

Certain of the REITs in your Trust may be categorized as retail REITs, which own and operate properties available for lease to retail companies. In addition to the risks related to REITs generally, investments in these retail REITs are especially sensitive to local and national economic cycles. During times of down cycles, retail REITs are subject to decreases in demand for retail rental properties, defaults by tenants, store closings, and declines in rental market rates resulting from unanticipated economic, legal, or technological developments. Retail REITs are also negatively impacted by retail company bankruptcies and restructuring as a result of, among other things, changes in consumer confidence and spending, intense competition, changes in demographics, and changes in consumer tastes and preferences.

Certain of the REITs in your Trust may be categorized as residential REITs that have exposure to residential real estate and certain types of commercial real estate that complements residential real estate, including properties operated by healthcare providers and self-storage companies. In addition to the risks related to REITs generally, investments in these REITs are subject to additional subsector-specific risks. Residential real estate may be affected by unique supply and demand factors that do not apply to other REIT sub-sectors. In addition, certain investors may already have exposure to residential real estate through ownership of a primary residence or direct ownership of rental property. The value of healthcare-focused REITs may be affected by changes in federal or state regulation of healthcare providers and reimbursement rates to healthcare providers under Medicare, Medicaid and other public or private health insurance plans. Unlike less specialized commercial real estate, when tenants vacate healthcare-related properties, the ability of property management to find replacement tenants may be impaired by the properties' specialized healthcare uses. Investments in self-storage REITs are subject to changes in demand levels for self-storage. In addition, self-storage operators may be liable for unplanned environmental and hazardous waste compliance costs associated with operating self-storage locations.

Certain of the REITs in your Trust may concentrate investments in specific geographic areas or in specific property types, i.e., apartments, office, healthcare, regional malls, industrial, retail and timberlands; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free passthrough of income under the Internal Revenue Code of 1986, as amended, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

Fixed Portfolio

Investors should be aware that the Trusts are not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of a Trust except under certain limited circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under a Trust's Investment Summary—Investment Concept and Selection Process and that each such Trust will generally continue to purchase or hold Securities originally selected through these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in a Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor and/or its affiliates may sell or recommend selling certain Securities from those accounts in instances where a sale by a Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts—Trust Supervision. This may have an adverse effect on the prices of the Securities. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor deems proper.

Each Portfolio is regularly reviewed and evaluated and although the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. The prices of single shares of each of the Securities in a Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in common stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the Proportionate Relationship, subject to adjustment under certain circumstances (for instance, to avoid exceeding the limits on investment companies relating to the acquisition of stocks or securities of securities-related issuers). To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in a Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of a Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the income per Unit received by a Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs will be purchased in accordance with the Proportionate Relationship. Securities will be sold to reimburse the Sponsor for a Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months, and in any event not later than six months, from the Initial Date of Deposit (a significantly shorter time period than the life of each Trust). As a result, the net asset value of a Trust will decrease to the extent of such reimbursement. Since this reimbursement to the Sponsor occurs on a one time basis following the close of the initial public offering period, with respect to Units held after the reimbursement has been completed, you will pay the full per Unit amount of any such organization costs even if you redeem your Units prior to a Trust's Termination Date.

During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for a Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in a Trust's Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain, to the extent practicable, the Proportionate Relationship.

Termination

A Trust may be terminated early and all its outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period. As the size of a Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, or is expected to fall below such applicable minimum value as a result of one or more redemption requests received by the Sponsor, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in such Trust's Summary of Essential Information section. See Administration of Trusts—Amendment and Termination for a more detailed discussion of situations which may lead to the termination of a Trust.

Conflicts of Interest

Certain of the Securities selected for each Trust are subject to conflicts of interest. The Sponsor selected the Securities for each Trust through the process described under each Trust's "Investment Summary and Selection Process" section. The Sponsor and its affiliates have a range of relationships with certain of the companies contained in each Trust. The inclusion of these companies in each Trust constitutes a conflict of interest, as set forth in detail under each Trust's "Notes to Portfolio".

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in a Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on a Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for a Trust is computed by adding any applicable initial sales charge to the net asset value per Unit of such Trust. The net asset value per Unit of a Trust is determined by the Trustee in accordance with the Indenture. The total sales charge is equal, in the aggregate, to a maximum charge of 1.50% of the Public Offering Price (1.523% of the net amount invested in Securities). In addition, during the initial offering period a per Unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is equal to the difference between the total sales charge (maximum of 1.50% of the Public Offering Price) and the sum of the maximum fixed dollar amount of the remaining deferred sales charge (initially $0.150 per Unit). As a result, on the Initial Date of Deposit and any other day the Public Offering Price equals $10.00 per Unit, purchasers will pay no initial sales charge. If the Public Offering Price exceeds $10.00 per Unit purchasers will pay an initial sales charge calculated as described above. If the Public Offering Price is less than $10.00 per Unit, purchasers will receive a credit at the time of purchase equal to the difference between their applicable total sales charge (maximum of 1.50% of the Public Offering Price) and the fixed dollar amount of the remaining deferred sales charge (a "Credit"). The initial sales charge, if any, is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.150 per Unit is accrued in three monthly installments and will be charged to a Trust's capital account established under the Indenture (the "Capital

Account") on the dates specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.50%, and as noted above, an initial sales charge will apply. If the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.50%, in which case a Credit will be applied to ensure the purchaser is not charged more than the maximum of 1.50% of the Public Offering Price. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to a Trust on the next business day. To the extent that the entire deferred sales charge of $0.150 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified in a Trust's Summary of Essential Information—Deferred Sales Charge Payment Dates section, any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction. See Reinvestment Plan.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each. To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the Initial Date of Deposit (set forth in a Trust's Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order.

Valuation of Securities by the Evaluator is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined by the Evaluator or an independent pricing service used by the

Evaluator. In these cases, a Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to any Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

Morgan Stanley employees, including those of affiliates, and employee-related accounts according to Morgan Stanley's account linking rules, may purchase Units at the Public Offering Price per Unit less a 1.25% discount applied at the time of purchase.

Since the deferred sales charges are fixed dollar amounts per Unit, a Trust must charge these amounts per Unit regardless of any discounts, including those provided with respect to Units purchased in Fee-Based Accounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the aggregate fixed dollar amount of the deferred sales charges will receive a Credit equal to the difference between their applicable total sales charge and these fixed dollar charges at the time Units are purchased.

Fee-Based Accounts

The Sponsor may offer Units for purchase through a registered investment adviser, certified financial planner or registered broker dealer who either charges periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provides such services in connection with the establishment of an investment account ("Fee-Based Account") for which a comprehensive "wrap fee" is charged on assets held in such an account, which generally would include the value of any Units held in the Fee-Based Account. If the Sponsor elects to offer Units for purchase by Fee-Based Accounts, then purchasers of such Units will not be subject to the sales charge due to the application of a Credit, or pay any other fees to the Sponsor.

You should consult your financial professional to determine whether you can benefit from purchasing Units through a Fee-Based Account. To purchase Units in these Fee-Based Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth in a Trust's "Summary of Essential Information" section.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of each Trust. The Sponsor intends to qualify Units of each Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the maximum sales charge per Unit (subject to reduction for purchasers as described under Public Offering Price above). A portion of the sales charge is paid to the financial professional assisting with the sale of Units of each Trust.

In the event that subsequent deposits are effected by the Sponsor with the deposit of securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to a Trust and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations in the Public Offering Price of any Units held by the Sponsor for sale to investors. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor and/or its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which are issuers of the securities in each Trust's portfolio (see Notes to Portfolio for each Trust). During the last twelve months, the Sponsor and/or its affiliates, have acted as underwriter, manager or co-manager of a public offering of the securities of, provided investment banking services to, or maintained a market in the securities of certain of the companies in the portfolio of each Trust and/or may seek to do so in the future. The Sponsor and/or its affiliates also provide additional services, including but not limited to corporate banking, securities underwriting, brokerage, research, asset management and trading, to various companies. Holders should know that the Sponsor and/or its affiliates have received, receive or seek to receive compensation for those services from such companies, which include certain of the companies in the portfolio of each Trust (see Notes to Portfolio for each Trust).

As noted above, the inclusion of any such company in the Trust would constitute a conflict of interest. Please refer to the Conflicts of Interest section and each Trust's Notes to Portfolio for additional information.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it subsequently resells them or the prices at which the Securities are sold after it redeems such Units to the Trustee, as the case may be.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, based upon the net asset value per Unit.

The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the net asset value per Unit on the date on which the Units of a Trust are tendered for redemption. Regardless of whether the Sponsor maintains a market for Units, a Holder will be able to dispose of Units by tendering them for redemption. See Redemption.

The Sponsor may redeem any Units it has purchased in the secondary market to the Trustee at any time. Among the factors which the Sponsor may consider in making such a determination include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

You may redeem all or a portion of your Units at any time by sending a request for redemption to your financial professional. Alternatively, you may tender your Units for redemption directly to the Trustee. Although no redemption fee will be charged, your redemption proceeds will be subject to any unpaid portion of the deferred sales charge, and you will be responsible for taxes (or other governmental charges) that may apply. The redemption proceeds you receive will be based on the net asset value per Unit as of the Evaluation Time next following the time you tender your Units for redemption. You will be entitled to receive your redemption proceeds within two business days after the day you tender.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trusts—Accounts and Distributions. The Trustee will sell Securities from a Trust's portfolio on a pro rata basis unless the Sponsor has supplied a current list of designated Securities from which the Trustee may select the Securities to be sold. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for a Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from a Trust's Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, in accordance with applicable law, (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the Securities and Exchange Commission ("SEC") may by order permit.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing a Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. Since the estimated organization costs will be paid from the assets of a Trust as of the close of its initial public offering period, Holders will have paid the full per Unit amount of any such organization costs even if Units are redeemed prior to the Termination Date. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing a Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust. The payment of organization costs from the assets of a Trust to the Sponsor serves only to reimburse the Sponsor for the various payments made to unaffiliated entities on behalf of the Trust, and does not in any way serve to compensate the Sponsor.

Trustee's Fees—The Trustee's fees are set forth in each Trust's Summary of Essential Information section. The Trustee receives for its services as Trustee and Distribution Agent, payable in monthly installments, the amount set forth in each Trust's Summary of Essential Information section. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of a Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Trustee's fees may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in each Trust's Fee Table section do not include the brokerage commissions payable by a Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of a Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining each Trust's registration statement with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect a Trust and the rights and interests of Holders (for example, expenses in exercising a Trust's rights under the underlying Securities), (5) any foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of a Trust. The amounts of these charges and fees are secured by a lien on a Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below); (2) to the extent Income Account funds are insufficient, by distribution from the applicable Trust's Capital Account (see below) (which will reduce distributions from such accounts); and (3) to the extent Income and Capital Accounts are insufficient, by selling Securities from such Trust's Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value per Unit. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trusts—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes

ADMINISTRATION OF THE TRUSTS

Records

The Trustee keeps records of the transactions of each Trust, a current list of each Trust's Securities and a copy of the Indenture at its unit investment trust office. Such records are available to Holders for inspection at reasonable times during business hours. Morgan Stanley keeps records of the names, addresses and Units held by all Holders of record.

Accounts and Distributions

Dividends payable to a Trust are credited by the Trustee to such Trust's Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to a Trust's Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from a

Trust's Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in a Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

Each Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed (i.e., engage in portfolio changes on the basis of economic, financial and/or market analyses as is typical in a mutual fund). Therefore, while each portfolio is regularly reviewed, the adverse financial condition of an issuer will not necessarily require the sale of Securities from a Trust's Portfolio. However, while it is the intention of the Sponsor to continue each Trust's investment in the Securities and maintain the Proportionate Relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain limited circumstances described in the Indenture, including, but not limited to: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; if a security deposited into a Trust's Portfolio was not among those identified for inclusion in accordance with the criteria specified under Investment Summary—Investment Concept and Selection Process; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of a Trust's Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, a Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets the selection criteria listed in the Trust's applicable Investment Concept and Selection Process section.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor deems proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the affected Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in a Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of a Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

In connection with creating additional Units of a Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions, in accordance with the relevant terms of the Indenture the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable, (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issuers originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, the Sponsor will provide on its website (www.morganstanley.com/what-we-do/wealth-management/unit-investment-trusts) a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain a paper copy of this statement free of charge by requesting one from their financial advisor. Further, Holders may also obtain evaluations of the Securities upon request to the Trustee. If you have any other questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of a Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with

DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of a Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for a Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified in each Trust's Summary of Essential Information section. The Indenture may also be terminated by the Sponsor if the value of a Trust is less than the minimum value set forth in each Trust's Summary of Essential Information section (as described under Description of the Trusts—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Sponsor shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

ROLLOVER OPTION

Holders may elect to rollover all or a portion of their redemption or termination proceeds into units of any Rollover Series, subject to any applicable sales charge (as disclosed in the prospectus for the Rollover Series). A rollover is treated as a redemption of Trust Units (see "Redemption" above) and as a separate purchase of units of the Rollover Series. Rollovers will be effected only in whole units. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated. Holders who decide not to rollover their expected termination proceeds will receive a cash distribution after a Trust terminates.

The availability of the rollover option does not constitute a solicitation of an offer to purchase units of a Rollover Series or any other security. A Holder's election to participate in the rollover option will be treated as an indication of interest only. Holders should contact their financial professionals to find out what appropriate Rollover Series may be available and to obtain any corresponding prospectus. At any time prior to the liquidation of a Holder's Units in connection with a request to rollover such proceeds into a Rollover Series, such Holder may instead elect to receive their terminating distribution in cash. Exercise of the rollover option will not prevent a Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Rollover Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. See "Taxes." Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate the rollover option at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trusts' "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of their Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes". If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into a Trust from any prior unit investment trust deposited by the Sponsor (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of a Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase whole Units of a Trust at the net asset value per Unit as of the Evaluation Time on the Distribution Day. Any distributions, or portions thereof, not applied towards the purchase of Units shall be credited towards the Holder's account. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in a Trust. See Description of the Trusts—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trusts. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (2) terminate the Indenture and liquidate a Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trusts or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trusts or to provide an opinion on any tax issues. Your Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Code, and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

Your Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, a Trust must generally distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, a Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, timely distributed to Holders. Your Trust intends to distribute enough of its income to avoid the non-deductible 4% federal excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of a Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year a Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at the regular corporate rate without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

Your Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of a Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. If a Trust receives at least 95% of its gross income (exclusive of net capital gain) in any taxable year from qualified dividends, all of the ordinary income dividends paid by the Trust will be qualified dividend income. Corporate Holders are generally entitled to the dividends-received deduction to the extent that a Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of a Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain. Short-term capital gains of a Trust will be taxable to Holders as ordinary income.

Dividends and capital gains income derived from a Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% federal tax applicable to U.S. taxpayers in the higher income brackets.

Regardless of any decrease in the value of Units during a tax year, distributions to Holders are taxable unless their Units are in a tax-advantaged account. Such taxation is applicable whether distributions are cashed out or reinvested into additional Units of a Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of a Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of a Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise)

within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

Expenses incurred and deducted by a Trust will generally not be treated as taxable income to you. In certain cases, if a Trust is not considered "publicly offered" under the Code, each U.S. Holder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Trust in the amount that Holder's allocable share of certain of the Trust's expenses for the year, and these expenses will be treated as miscellaneous itemized deductions of those U.S. Holders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which includes investment expenses, is suspended for tax years beginning prior to January 1, 2026.

Your Trust is generally required, subject to certain exemptions, to withhold, as backup withholding, at a current federal rate of 24% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the IRS that the shareholder is subject to backup withholding. Corporate Holders are not subject to this requirement.

If a Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

Under the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax on your Trust's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply to distributions with respect to your Units, but under proposed regulations, upon which taxpayers are entitled to rely until such regulations are finalized, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from a Trust that were scheduled to take effect on January 1, 2019 is no longer applicable to such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by a Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by a Trust reduce the net asset value per Unit, and if a distribution reduces the net asset value per Unit below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 24%, as discussed above, on amounts received by such person. Distributions received by a non-U.S. Holder from a Trust that are properly reported by the Trust as capital gain dividends, interest-related dividends and as short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.

Your Trust may be subject to state or local tax in jurisdictions in which it is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for a Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the IRS.

Retirement Plans

Because each Holder's circumstances are different and special tax rules may apply, you should consult your tax adviser about federal, state, local and/or foreign tax considerations that may be relevant to your particular situation. The summary is based on current tax law, which may be changed by legislative, judicial or administrative action. Units of a Trust may be appropriate for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in a Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in a Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of a Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

New York Tax Status

Under the existing income tax laws of the State and City of New York, neither Trust will be taxed as a corporation subject to the New York State franchise tax and the New York City business corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trusts. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in each Trust, the Trustee may use the services of Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the 1934 Act.

Legal Opinion

The legality of the Units has been passed upon by Morgan, Lewis & Bockius LLP, as special counsel for the Sponsor.

Experts

The statements of financial condition, including the portfolios of investments, of Morgan Stanley Portfolios, Series 68, comprising Quality Dividend Strategy, Series 10 and Growth at a Reasonable Price Strategy, Series 6, as of October 10, 2023 (Initial Date of Deposit) included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such statements of financial condition, including the portfolios of investments, are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor and the Trusts have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-274071) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary—Quality Dividend Strategy, Series 10	2
Fee Table—Quality Dividend Strategy, Series 10	5
Summary of Essential Information—Quality Dividend Strategy, Series 10	6
Portfolio—Quality Dividend Strategy, Series 10	7
Notes to Portfolio—Quality Dividend Strategy, Series 10	9
Investment Summary—Growth at a Reasonable Price Strategy, Series 6	11
Fee Table—Growth at Reasonable Price Strategy, Series 6	14
Summary of Essential Information—Growth at a Reasonable Price Strategy, Series 6	15
Portfolio—Growth at a Reasonable Price Strategy, Series 6	16
Notes to Portfolio—Growth at a Reasonable Price Strategy, Series 6	18
Report of Independent Registered Public Accounting Firm	20
Statements of Financial Condition	21
Description of the Trusts	22
Risk Factors	24
Public Sale of Units	33
Market for Units	35
Redemption	35
Expenses and Charges	36
Administration of the Trusts	37
Rollover Option	39
Reinvestment Plan	40
Resignation, Removal and Limitations on Liability	40
Taxes	41
Miscellaneous	44

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
240 Greenwich Street, 22W Fl
New York, New York 10286
(800) 856-8487

When units of a Trust are no longer available, this Prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this Prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This Prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to these Trusts not contained in this Prospectus and you should not rely on any other information. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of the Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Quality Dividend Strategy, Series 10

Growth at a Reasonable Price Strategy, Series 6

Morgan Stanley Portfolios,
Series 68

CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B. This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.
The Prospectus.
The Undertaking to File Reports.
The Signatures.
The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1  Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2  Certificate of Formation of Morgan Stanley Smith Barney LLC. Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3  Limited Liability Company Agreement of the Depositor. Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1  Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 59 (File No. 333-265465) dated August 29, 2022.

3.1  Opinion and Consent of Counsel as to the legality of securities being registered.

3.3  Opinion of Counsel as to the Trustee and the Trust.

4.1  Consent of Evaluator.

4.2  Consent of Independent Registered Public Accounting Firm.

7.1  Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 63 (File No. 333-269140) dated January 24, 2023.

UNDERTAKING TO FILE REPORTS

1.  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant, Morgan Stanley Portfolios, Series 68, identifies Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1, Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1, Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 and Uncommon Values Growth & Income Series, 2015, Morgan Stanley Global Investment Solutions — International Uncommon Values, 2015 Series, Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 2, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions — M.A.D.E. Portfolio, 2016, Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1, Morgan Stanley Global Investment Solutions — Momentum Strategy 2017, Morgan Stanley Portfolios, Series 19, Morgan Stanley Portfolios, Series 30, Morgan Stanley Portfolios, Series 33, Morgan Stanley Portfolios, Series 45, Morgan Stanley Portfolios, Series 55, Morgan Stanley Portfolios, Series 58, Morgan Stanley Portfolios, Series 60 and Morgan Stanley Portfolios, Series 66 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 68, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 10th day of October 10, 2023.

MORGAN STANLEY PORTFOLIOS, SERIES 68 (Registrant)
By: MORGAN STANLEY SMITH BARNEY LLC (Depositor)
By: /s/ MICHAEL B. WEINER Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 10, 2023, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE
Andrew Saperstein	Chairman, President and Chief Executive Officer
Jed Finn	Director
James Janover	Director
Benjamin Huneke	Director
Jacques Adrien	Chief Financial Officer (fulfills the role of principal accounting officer)
By: /s/ MICHAEL B. WEINER (Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.